August 30, 2019

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing and Construction

RE:	AMMO, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed July 18, 2019
File No. 333-226087

Dear Sir or Madam,

Please accept this in response to your letter dated August 14, 2019, referencing the File Number as listed above. As required by your letter, we have made the necessary changes to our registration statement as filed on Form S-1/A and have included below a summary of our action items, and revisions to noted disclosures.

Form S-1/A filed July 18, 2019

General, page 1

1.	Please provide updated financial statements and related disclosures for your most recent interim period in your next amendment. Refer to Rule 8-08 of Regulation S-X for guidance.

RESPONSE: We have included the financial statements and related disclosures for the period ended June 30, 2019 in our amendment.

2.	Please provide an updated auditors’ consent in your next amendment.

RESPONSE: An updated auditors’ consent has been included in the amendment as Exhibit 23.2 - Consent of KWCO, PC, independent registered public accounting firm.

3.	We note your response to prior comment 1 of our letter dated February 4, 2019, including the filing of historical and pro forma financial statements related to your acquisitions of SWK and Jagemann Stamping Company on Forms 8-K and 8-K/A to comply with Rules 8-04 and 8-05 of Regulation S-X under the Exchange Act. In order for your current registration statement on Form S-1 to comply with Rules 8-04 and 8-05 of Regulation S-X under the Securities Act, please address the following:

●	Revise your Form S-1 to specifically incorporate by reference each Form 8-K and/or 8-K/A that includes the previously filed historical financial statements of SWK and Jagemann Stamping Company as required by Rule 8-04 of Regulation S-X and Item 12 of Form S-1. Due to your inclusion of audit reports for SWK and Jagemann Stamping Company in your filing, revise your Form S-1 to also include additional auditors’ consents as exhibits.

●	Revise your Form S-1 to provide an updated pro forma statement of operations for the year ended March 31, 2019 as required by Rule 8-05 of Regulation S-X. The pro forma statement of operations should reflect both significant acquisitions as if they occurred on April 1, 2018. At a minimum, the pro forma statement of operations should include pro adjustments to reflect: additional amortization expense for acquired intangible assets; additional depreciation expense for equipment acquired at fair value; and additional interest expense related to the note payable used to fund the Jagemann acquisition. Be advised since both acquisitions are reflected in your most recent historical balance sheet, an updated pro forma balance sheet is not required.

RESPONSE: We have revised our Form S-1 to incorporate by reference the previously filed audited historical financial statements of SW Kenetics, Inc. attached as exhibit to our Current Report on Form 8-K/A filed with the Commission on February 25, 2019 and included in the amendment as Exhibit 99.1. Additionally, we also incorporated by reference the previously filed audited historical financial statements of Jagemann Sporting Group’s Wisconsin Casing Division attached as an exhibit to our Current Report on Form 8-K/A filed with the Commission on June 24, 2019 and included in the amendment as Exhibit 99.2.

On pages 63 to 65, we revised the document to include a Pro Forma Combined Condensed Statement of Operations for our recent significant acquisitions of SW Kenetics, Inc. and Jagemann Sporting Group’s Wisconsin Casing Division.

4.	To the extent applicable, please address our comments on your current registration statement on Form S-1 in your exchange act filings.

RESPONSE: We will address your comments in our future exchange act filings.

5.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

RESPONSE: The forum selection provision in our Certificate of Incorporation is not intended to apply to any claim as to which the Delaware Court of Chancery does not have subject matter jurisdiction, and the language of our Certificate of Incorporation already so states. The Company acknowledges your reference to the jurisdiction provisions of Section 27 of the Exchange Act and Section 22 of the Securities Act. Our forum selection provision would not apply to claims covered by those statutes because of the jurisdiction provisions referenced.

Business

Intellectual Property, page 40

6.	Please revise to include disclosure regarding the duration of the intellectual property that you hold. Please refer to Item 101(h)(vii) of Regulation S-K.

RESPONSE: We revised page 42 of the document to include the duration of the intellectual property held. The following paragraphs have been revised:

“Included in an acquisition for 600,000 shares of our Common Stock and $200,000 paid in cash to the former license holder, we acquired the exclusive license to produce ammunition using the patented “hybrid luminescence technology” owned by the University of Louisiana at Lafayette through October 29, 2028. We use that technology in connection with our STREAK VISUAL AMMUNITION™.”

“Through our acquisition of SW Kenectics, Inc., we acquired the rights to a patent for modular projectiles. This technology is used in connection with our TAC-P line of ammunition. The Company acquired SW Kenectics, Inc. for a total of up to $1,500,000 in cash and issued 1,700,002 restricted shares of the Company’s common stock. The agreement specifies that $1,250,000 of the cash is deferred pending completion of specific milestones and the 1,700,002 shares of common stock are subject to claw back provisions to ensure agreed upon objective are met. The patent will be amortized over 15 years.”

“Included in the acquisition of Jagemann Stamping Company’s casing division for $7,000,000 in cash, $10,400,000 delivered in the form of a Promissory Note, and 4,750,000 shares of our Common Stock, we acquired customer relationships, intellectual property, and the use of a tradename, which will be amortized over 3 years, 3 years and 5 years, respectively. These intangible assets are used in the operation and production of our ammunition casing business through our wholly owned subsidiary, Jagemann Munition Components”

Consolidated Financial Statements

Note 10 - Acquisitions, page 79

7.	We note your disclosures related to the purchase price allocation for SWK. Based on prior disclosures in your 12/31/18 Form 10-Q and Form 8-K/A, it appears your initial accounting for this acquisition was provisional and has been subsequently and appropriately revised. Please revise note 10 to provide the disclosures required by ASC 805-10-50-4A, including the nature and amount of the measurement period adjustment you recognized during the reporting period.

RESPONSE: We have updated our disclosure in Note 10 on page 84 to include the following information:

“The preliminary fair value of the patent at the date of acquisition was $7,723,166 and resulted in the recognition of gain on bargain purchase of $1,599,161. The estimated fair value was determined by a third-party valuation firm. The valuation firm relied on estimates of future sales and profitability provided by the Company. Subsequently, the Company determined the existing facts and circumstances did not support the original fair value due to delays in obtaining tooling and manufacturing equipment. As a result, the Company adjusted the fair value of the patents from $7,723,166 to $6,124,005, with the difference reducing the previously recognized gain on bargain purchase of $1,599,161.”

8.	We note your disclosures related to the purchase price allocation for Jagemann Stamping Company. Based on prior disclosures in your Form 8-K/A, please revise note 10 to address the following:

●	Based on Jagemann Stamping Company’s historical financial statements, it is not clear to us why your purchase price allocation does not include any of the other historical assets and liabilities of Jagemann, except equipment. More fully explain what you actually acquired and why all the historical assets and liabilities of Jagemann are not recorded at their fair values

RESPONSE: We have revised Note 10 on Page 84 and 85 to include the following language to disclose what was acquired from Jagemann Stamping Company and why the historical assets are not recorded at their fair values:

“Pursuant to the terms of the Amended APA, the Company assumed no liabilities related to the Seller’s business and acquired only the assets set forth below:

●	Seller’s equipment related to the manufacture of ammunition casings
●	Trade name
●	Customer Lists
●	Intellectual Property owned by and/or developed for specific and sole use in the Seller’s business which is subject to the Amended APA. The items included are all trade secrets, designs, non-registered trademarks, websites and related content, manufacturing methods and processes including, engineering plans, drawings, designs, schematics, operations/systems manuals and handbooks.”

“After review, the Company determined that it would not realize the expected cost savings to costs of goods sold due to the significant increase in depreciation, amortization, and interest expenses. Therefore, the Company recognized a loss on purchase of $2,118,154 on the acquisition of Jagemann Casings.”

●	It is not clear to us what the loss on purchase represents or how you determined recording a loss on purchase complies with ASC 805. More fully explain how you determined the fair values of the intangible assets you recorded and adjust your purchase price allocation to comply with ASC 805.

RESPONSE: In 2018, the Company was interested in making an acquisition to vertically integrate our supply chain, secure casing components, reduce material costs and thus allow us to offer more competitive pricing with the Commercial, Law Enforcement and Military markets. The Company reviewed potential targets and originally agreed to partner with Jagemann Stamping Company (the Company’s largest casing supplier) with the Company holding the controlling interest. After extensive negotiations, the Company offered to purchase the equipment and intangible assets of Jagemann Stamping’s casing operations and continue the operations under its wholly owned subsidiary Enlight Group II, LLC d/b/a Jagemann Munition Components. The Company assumed no debt and Jagemann Stamping Company agreed to pay off all debt related to the equipment sold. Historical revenue for the casing division for the three year period ended December 31, 2018 are as follows:

Year	Amount

2018	15,417,735
2017	12,603,762
2016	16,284,540

During the negotiation process, as part of a due diligence effort, the Company reviewed the operations of the casing division and why it had been operating with a negative gross margin and net loss. Based on the Company’s discussions with Jagemann Stamping Company’s senior management, we determined that a significant amount (approximately $2.0 million) of allocated manufacturing support costs would not be incurred once we assumed ownership. Based on the Company’s knowledge of the casing division, our offer included, among other provisions, the following:

●	$7,000,000 cash payment
●	$10,400,000 note payable, $2,000,000 due within the first two months of the acquisition and $8,400,000, payable April 1, 2020
●	4,750,000 shares of AMMO, Inc. common stock (valued at $2.00 per share)
●	Purchase of all equipment related to the manufacturing casing operations, including those that are being lease purchased
●	The Company would not assume any of Jagemann Stamping Company’s liabilities including accounts payable, accrued liabilities, notes payable, and equipment lease liabilities.

The total estimated purchase price was $26,900,000.

The Company engaged a third party valuation firm to assist with the purchase price allocation. The engaged valuation firm valued the acquisition as a whole and the intangible assets and also used a qualified equipment appraiser to value the equipment. The intangible assets were valued using scenarios related to each type of intangible asset. The firm also used estimated sales and expected profitability provided by the Company based on AMMO, Inc.’s perception of the facts obtained during their due diligence of the casing divisions operations, including the expected reduction in manufacturing support costs.

The Company discussed the estimates with its auditors, who also provided audited services to Jagemann Stamping Company’s casing division for the financial statements for the years ended December 2018 and 2017, which were included in the Current Report on Form 8-K/A filed June 24, 2019. As a part of their procedures, the auditors tested the casing division’s costs system and other costs included in costs of goods sold. After review, the auditors and the Company agreed that it did not appear that AMMO would realize the expected cost savings to costs of goods sold due to the significant increase in depreciation, amortization, and interest expenses. As a result, the Company revised its inputs to the third party valuation firm and the fair value estimates were finalized. The fair value estimated are set forth below:

Total Purchase Price	$26,900,000

Allocation:
Intangible Assets
Intellectual Property	$1,773,436
Customer Relationships	1,666,774
Trade Name	2,472,095
Total Intangible Assets	$5,912,305

Equipment	18,869,541
Fair Value of Identified Assets	$24,781,846

Difference	$2,118,154

In a normal valuation situation, the $2,118,154 excess in purchase price over the fair value would be recorded as goodwill.

The recorded intangibles values were discussed in connection with the overall fair value determination. The discussions were as follows:

●	Intellectual Property includes designs, plans and copy rights. trade secrets, non-registered trademarks, websites and related content, manufacturing methods and processes including; engineering plans, drawings, designs, schematics, operations/systems manuals and handbooks. Intellectual Property was valued at $1,773,436. This valuation was approximately eighteen (18) to twenty-four (24) month of expenditures made by Jagemann. The fair value did not appear to be unreasonable.
●	Customer relationships were valued at $1,666,774. Upon review of Jagemann customer activity, it was determined one customer accounted for 35% to 40% of annual sales and three other customers were 25% of annual sales. The $1,666,774 did not appear to be an unreasonable estimate.
●	Tradename was valued at $2,472,095. Jagemann Stamping Company’s casing division had been in existence for 11 years and had developed a strong reputation in the munitions industry. Their customers included some of the largest and regarded manufacturers in the industry.

Our auditors were in agreement with the allocation of the intangibles and recognizing a loss on purchase of $2,118,154. As such, we recorded a loss on the purchase, rather than recording goodwill, for the difference between the purchase price and the fair value of the acquired selected assets due to the expected cost savings being offset with significant increases in depreciation, amortization, and interest expenses.

9.	We note numerous references to your reliance on third party valuation firms in connection with determining the fair values of assets you recorded. Please clarify/revise your disclosures or explain to us what consideration you have given to filing consents from the third party valuation firms as exhibits to your registration statement on Form S-1 as required by Section 7 of the Securities Act and Securities Act Rule 436.

RESPONSE: We have included the consent of the independent appraisal firm in our amendment as Exhibit 23.5.

AMMO, INC.

/s/ Fred W. Wagenhals

Fred Wagenhals

Chief Executive Officer